June 1, 2009

VIA EDGAR AND FASCIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, D.C. 20549

Attention:  Celeste Murphy

                    Ajay Koduri

                    Christy Adams

                    Terry French

Re:	Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed February 26, 2009
File No. 000-31293

Ladies and Gentlemen:

On behalf of Equinix, Inc. (“Equinix”), this letter responds to the comments set forth in your letter dated May 29, 2009. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data, page 60

Notes to Consolidated Financial Statements, page F-6

Note 13. Income Taxes, page F-47

1.	We note your response to Comment 1. In future filings, please expand your disclosures to address the factors you considered in concluding that it was more likely than not that Equinix’s U.S. deferred tax assets would be realized and the U.S. deferred tax valuation allowance should be released. At a minimum, the disclosure should include a discussion of the positive and negative evidence you evaluated to conclude that the quality and quantity of the positive evidence out-weighed the negative evidence, similar to the information provided in your response.

Securities and Exchange Commission

June 1, 2009

RESPONSE TO COMMENT 1:

We acknowledge the Staff’s comment and will add appropriate disclosure in future filings.

2.	We note your response to Comment 2. In future filings, please expand your disclosures to include a schedule showing the expiration dates for your federal and state net operating loss carryforwards. You may choose to present this in a more summarized fashion than in your response.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comment and will add appropriate disclosure in future filings.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 15

Summary Compensation Table, page 26

3.	We note your response to Comment 5. We also note the third sentence in the first paragraph on page 19 states that the “maximum bonus set for each named executive officer…was stated in terms of a percentage of the named executive officer’s base salary for the year.” Here, your Compensation Discussion & Analysis did not disclose that bonuses under the 2008 annual incentive plan were calculated as a percentage of each NEO’s base salary in effect at the end of the fiscal year and not as a percentage of the actual salary earned during the fiscal year.

In future filings, please confirm that you will disclose clearly the basis or formula for calculating the amounts paid to your NEOs under any material elements of compensation. In the event that future differences arise in the Summary Compensation Table between salary earned and the amount paid under the annual incentive plan (assuming that you continue to use the same basis for calculating payments under the annual incentive plan), please consider adding footnote disclosure to the table to clarify how you determined the amounts under the annual incentive plan.

RESPONSE TO COMMENT 3:

We acknowledge the Staff’s comment and will add appropriate disclosure in future filings.

Securities and Exchange Commission

June 1, 2009

If you have any questions or comments concerning the foregoing, please contact me at (650) 513-7201.

Very truly yours,

/s/ Brandi Galvin Morandi
Brandi Galvin Morandi General Counsel and Secretary

cc:	Stephen M. Smith
Keith D. Taylor
Alan F. Denenberg, Esq.